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SCHEDULE 13G

Under the Securities Exchange Act of 1934

MELA Sciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

55277R100
(CUSIP Number)

September 23, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]         Rule 13d-1(c)

[ ]           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,240,400 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,240,400 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,400
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.92%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Total Return Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 42,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 42,000 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.17%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,240,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,240,000 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.92%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,240,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,240,000 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.92%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Offshore Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 42,000 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 42,000 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.17%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,282,400 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,282,400 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,400
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.08%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,282,400 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,282,400 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,400
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.08%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
MELA Sciences, Inc.
(b)	Address of Issuer’s Principal Executive Offices
50 South Buckhout Street, Suite 1, Irvington, NY 10533

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund, L.P. (the “Opportunity Fund”), a Delaware limited partnership, with respect to options to purchase shares of Common Stock (as defined in Item 2(d) below) directly owned by it.

(ii) BAM Total Return Master Fund, Ltd. (the “TR Master Fund”), a Cayman Islands exempted company, with respect to options to purchase shares of Common Stock directly owned by it.

(iii) BAM Capital, LLC (the “General Partner”), which serves as the general partner of the Opportunity Fund.

(iv) BAM Management, LLC (“BAM Management”), which serves as the investment manager to the Opportunity Fund.

(v) BAM Offshore Management, LLC (“BAM Offshore Management”), which serves as the investment manager to the TR Master Fund.

(vi) Mr. Hal Mintz who serves as a managing member of the General Partner, BAM Management, and BAM Offshore Management.

(vii) Mr. Ross Berman who serves as a managing member of the General Partner, BAM Management, and BAM Offshore Management.

(b)	Address of Principal Business Office or, if none, Residence

BAM Opportunity Fund, L.P., c/o BAM Capital, LLC
BAM Total Return Master Fund, Ltd., c/o BAM Offshore Management, LLC
BAM Capital, LLC
BAM Management, LLC
BAM Offshore Management, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

Ross Berman
Hal Mintz
c/o BAM Capital, LLC
1 Liberty Plaza, 27th Floor
New York, NY  10006

(c)	Citizenship

BAM Opportunity Fund, L.P. - Delaware, U.S.A.
BAM Total Return Fund, Ltd. – Cayman Islands
BAM Capital, LLC - Delaware, U.S.A.
BAM Management, LLC – Delaware, U.S.A.
BAM Offshore Management, LLC – Delaware, U.S.A.

Ross Berman - U.S.A.
Hal Mintz - U.S.A.

(d)	Title of Class of Securities
Common Stock, $0.001 par value (the “Common Stock”)
(e)	CUSIP Number
55277R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

    If filing as a non-U.S. institution in accordance with §240.13d-1(b)(l)(ii)(J), please specify the type of institution.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of September 23, 2010 and the date hereof, the Opportunity Fund held options to purchase 1,240,400 shares of Common Stock and the TR Master Fund held options to purchase 42,000 shares of Common Stock.

The percentages herein are calculated based upon the 25,230,535  shares of Common Stock issued and outstanding as of August 2, 2010, as reported on the Issuer’s Form 10Q filed with the SEC on August 6, 2010.

A. BAM Opportunity Fund, L.P.
    (a) Amount beneficially owned: 1,240,400
    (b) Percent of class: 4.92%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 1,240,400
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 1,240,400

B. BAM Total Return Master Fund, Ltd.
    (a) Amount beneficially owned: 42,000
    (b) Percent of class: 0.17%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 42,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 42,000

C. BAM Capital, LLC
    (a) Amount beneficially owned: 1,240,400
    (b) Percent of class: 4.92%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 1,240,400
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 1,240,400

D. BAM Management, LLC
    (a) Amount beneficially owned: 1,240,400
    (b) Percent of class: 4.92%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 1,240,400
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 1,240,400

E. BAM Offshore Management, LLC
    (a) Amount beneficially owned: 42,000
    (b) Percent of class: 0.17%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 42,000
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 42,000

F. Hal Mintz
    (a) Amount beneficially owned: 1,282,400
    (b) Percent of class: 5.08%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 1,282,400
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 1,282,400

G. Ross Berman
    (a) Amount beneficially owned: 1,282,400
    (b) Percent of class: 5.08%
    (c) Number of shares as to which such person has:
       (i) Sole power to vote or direct the vote: -
       (ii) Shared power to vote or direct the vote: 1,282,400
       (iii) Sole power to dispose or direct the disposition:-
       (iv) Shared power to dispose or direct the disposition: 1,282,400

This statement relates to options to purchase Common Stock held by the Opportunity Fund over which the General Partner and BAM Management have discretionary trading authority and by the TR Master Fund over which BAM Offshore Management has discretionary trading authority.  The managing members of the General Partner, BAM Management, and BAM Offshore Management are Ross Berman and Hal Mintz. The Opportunity Fund, the TR Master Fund, the General Partner, BAM Management, BAM Offshore Management, Mr. Mintz and Mr. Berman are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Opportunity Fund is a private investment partnership, the sole general partner of which is the General Partner. As the sole general partner of the Opportunity Fund, the General Partner has the power to vote and dispose of the options on Common Stock (and the underlying common stock, if the options are exercised) owned by the Opportunity Fund and, accordingly, may be deemed the "beneficial owner" of such Common Stock.  As the investment manager of the Opportunity Fund, BAM Management has the power to vote and dispose of the Common Stock owned by the Opportunity Fund and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

The TR Master Fund is a private investment fund, the investment manager to which is BAM Offshore Management.  As the investment manager of the TR Master Fund, BAM Offshore Management has the power to vote and dispose of the options on Common Stock (and the underlying common stock, if the options are exercised) owned by the TR Master Fund and, accordingly, may be deemed the "beneficial owner" of such Common Stock.

The managing members of the General Partner, BAM Management, and BAM Offshore Management are Hal Mintz and Ross Berman and, accordingly, may be deemed the "beneficial owner" of the above-referenced Common Stock..

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 24, 2010

BAM Opportunity Fund, L.P. By: BAM Capital, LLC its General Partner By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member

BAM Total Return Master Fund, Ltd.

By:  BAM Offshore Management, LLC
        its Investment Manager

By: /s/ Hal Mintz
       Name:  Hal Mintz
       Title:   Managing Member

BAM Capital, LLC

By: /s/ Hal Mintz
       Name:  Hal Mintz
       Title:   Managing Member

BAM Management, LLC By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member BAM Offshore Management, LLC By: /s/ Hal Mintz Name: Hal Mintz Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz